NEW GOLD INC.

PRESS RELEASE

Financing 2006 Underground and Surface Exploration Programs

 New Afton and Ajax Projects

December 12 2005, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to announce that it has agreed to a non-brokered private placement to investors who are at arm's length with the Company for total gross proceeds of $4 million (the "Offering"). The offering provides for the issue of 500,000 Flow-Through common shares at a price of CDN$8.00 per share, representing a 10% premium to the previous closing price (Friday Dec. 9, 2005).  A finders’ fee will be payable subject to the closing of the offering.  It is planned to use the proceeds of this offering to finance underground and surface exploration programs at the Company’s 100%-owned New Afton and Ajax Copper-Gold Projects, Kamloops, B.C., Canada, commencing in January 2006.

The transaction is subject to the application for, and receipt of all necessary regulatory and stock exchange approvals.

The securities being offered have not, and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

In making this announcement, President and CEO, Chris Bradbrook stated, “We have completed the underground excavation work at the New Afton Project, and will be completing the infill diamond drilling program shortly, and are now moving into the Feasibility Study (“FS”) stage.  Consequently at the start of 2006, we will be able to commence an aggressive program of underground and surface exploration at the Project, in addition to a program of surface exploration at the nearby Ajax Project.  This work will test the potential for extensions of known mineralization in addition to exploring the potential for additional zones of mineralization.  A recently completed high resolution airborne geophysical survey has assisted in the identification of a number of targets at both projects.  We aim to conduct this work with three (3) underground, and two (2) surface diamond drill rigs.

This financing enables us to commence this exploration work with minimal dilution to our shareholders, while maintaining a strong balance sheet, which fully funds the FS”.

QUALIFIED PERSON

All exploration results are prepared and approved by Mike Hibbitts P.Geo., Vice President Exploration and Development for New Gold Inc. who is a Qualified Person under National Instrument 43-101.  He is therefore qualified to confirm the validity and veracity of these results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Roscoe Postle Associates, a well known Canadian geological and mining consulting company.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada.  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold is in excellent financial condition with a current cash position of approximately CDN$14 million and no debt (excluding the proceeds of this offering).  The Company has only 15.0 million shares outstanding and 16.7 million shares fully diluted (prior to the issuance of these most recent Flow-Through common shares).

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845

Email: invest@newgoldinc.com

Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.